Exhibit 99.1

Tuniu Provides Update on Status under Holding Foreign Companies Accountable Act

NANJING, China, May 6, 2022 -- Tuniu Corporation (Nasdaq: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the "HFCAA").

The Company is aware that it has been provisionally identified by the United States Securities and Exchange Commission (the "SEC") under the HFCAA as a Commission-Identified Issuer on May 4, 2022 U.S. Eastern Time. The Company understands that such identification may have resulted from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022.

Tuniu understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the "PCAOB") to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, if the SEC determines that the Company filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares or American depositary shares of the Company from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Tuniu has been actively exploring possible solutions. Tuniu will continue to comply with applicable laws and regulations in both China and the United States, and strive to maintain its listing status on Nasdaq to the extent it can.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com